Exhibit (a)(1)(B)

FROM:	Robert F. Kirk, Chief Executive Officer
SUBJECT:	Avistar Communications Corporation Offer to Exchange Certain Outstanding Options for New Options
DATE:	May 18, 2010

Today, we are happy to announce that we are offering you the opportunity to participate in an offer to exchange certain of your stock options for new options.  Equity awards are a valuable motivation and retention tool and, as such, help to align service provider and stockholder interests.  Many of the currently outstanding stock options held by our employees and directors are “underwater,” which means that the per share exercise price of a stock option is greater than the current market price of our common stock.  As a result, our board of directors has approved this offer, which will allow you to exchange certain underwater stock options for new options.  This offer is subject to various conditions, including the approval of the offer by our stockholders.

We will be providing you with various materials that explain the terms of the offer.  To help you remember your eligible options and give you the information necessary to make an informed decision, we will include a summary of your eligible options with these materials.  This will list your eligible outstanding options, the grant date of your options, the vesting status of your options, the exercise price of your options, the stock plan under which your options were granted, and the number of outstanding shares subject to your outstanding options.

We know that the materials that we send you are voluminous, but it is important that you read and try to understand and act on all of these materials.  Reading the Offer to Exchange Certain Outstanding Options for New Options (the “Offer to Exchange”) is a good way to get started.  In addition, below is a summary of some aspects of the offer that should help familiarize you with the principal terms.  We believe this program is very important to you and recommend that you take the time to carefully review the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate.  If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

•	The offer will stay open until 9:00 p.m., Pacific Time, on June 15, 2010, unless we extend the offer period.

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You may exchange only outstanding and unexercised options to purchase shares of Avistar’s common stock that were granted after June 16, 2000 under either our 2000 Stock Option Plan or our 2000 Director Option Plan with an exercise price of $0.68 per share or higher and remain outstanding and unexercised as of the expiration date of this offer, which is June 15, 2010, unless we extend the offer period.  However, an option will not be an eligible option (and any election with regard to such option will be disregarded) if, on the expiration date, the exercise price of the option is equal to or less than the closing price of Avistar’s common stock on the expiration date.

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Individuals who are employees (including executive officers) or directors of Avistar (which, for purposes of this offer, includes all subsidiaries of Avistar) as of the commencement of the offer and through the expiration date are eligible to participate in the offer.

•	If you properly elect to exchange eligible options, you will receive new options. The number of new options you receive will be based on the number of options you exchange, the exercise price

•	of those options, and an exchange ratio. Please see Question and Answer 4 and Section 2 of the Offer to Exchange for details.

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New options will be subject to a new exercise price and a new vesting schedule, and new options will also have a new maximum term of 10 years from the date of the new grant.  None of the new options will be vested on the award grant date.

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Vesting on any given vesting date will generally be subject to your continued service with Avistar through that vesting date. If your service with us terminates before your new options vest, your new options, if any, will generally expire unvested.

•	The offer is subject to various conditions, including the approval of the offer by our stockholders. Please see the Offer to Exchange for details.

Additional important details are contained in the Offer to Exchange.  The offer will end, and the new options will be granted, on June 15, 2010, unless we extend the offer period.

This offer is being made under the terms and subject to the conditions of the Offer to Exchange and the related election form and withdrawal form, which we are providing to you and which are available in our filing with the U.S. Securities and Exchange Commission (the “SEC”), which can be accessed on the SEC’s website at http://www.sec.gov.  You should read carefully all of these documents before you decide whether to participate in the offer.

Participation is completely voluntary.  Participating in the offer involves risks that are discussed under “Risks of Participating in the Offer” in the Offer to Exchange.  We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.  If you choose not to participate, you will retain your current options under their current terms and conditions.

If you choose to participate in the offer, you must deliver the completed election form via facsimile or e-mail (via PDF or similar imaged document file) before 9:00 p.m., Pacific Time, on June 15, 2010 to:

Deb Laudo
Avistar Communications Corporation
Fax: (650) 525-1357
E-mail: dlaudo@avistar.com

If we extend the offer period, the completed election form must be received by Avistar by the date and time of the extended expiration of the offer.  If Avistar has not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options.  These forms are included in the offer documents.

If you submit an election form, you may change your mind and withdraw from the offer at any time before the expiration date.  To withdraw from the offer, you must deliver a properly completed withdrawal form via facsimile or e-mail (via PDF or similar imaged document file) before 9:00 p.m., Pacific Time, on June 15, 2010 to:

Deb Laudo
Avistar Communication Corporation
Fax: (650) 525-1357

E-mail: dlaudo@avistar.com

You may change your mind as many times as you wish, but you will be bound by the last properly submitted election and/or withdrawal form that Avistar receives before the expiration date.

Please carefully read all of the offer documents.  This e-mail is an introduction to the offer, but does not detail all the terms and conditions that apply.  You should direct questions about this offer and requests for additional copies of the Offer to Exchange and the other offer documents to either Deb Laudo or Elias MurrayMetzger by phone at (650) 525-3328 or (650) 525-3339 or e-mail at dlaudo@avistar.com or emurraymetzger@avistar.com.  Election and withdrawal forms are also available on our intranet site at http://intranet3/HR/2000%20Stock%20Option%20Plan/Forms/AllItems.aspx.